UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 11, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
-
AngloGold Ashanti Output up 17%, Costs Improve on Record Safety
Result

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

11 August 2014
NEWS RELEASE
AngloGold Output up 17%, Costs Improve on Record Safety Result
(JOHANNESBURG) – AngloGold Ashanti reported a 17% increase in production for the second quarter compared with the same period a year earlier, as its two new mines continued to contribute lower-cost ounces, and a strong safety performance helped its South Africa operations improve their contribution.

The overall result for the company showed significant improvement in all key areas. In the second quarter, compared with the corresponding period a year earlier, production rose 17%, all-in sustaining costs fell 19%, corporate and marketing costs were down 65%, exploration and evaluation costs were 58% lower, capital expenditure down 44%, all-in costs down 29% and EBITDA up 33%. These results helped turn around a cash burn of $488m in the second quarter of 2013, to a positive cash flow of $34m, notwithstanding a $132/oz drop in the gold price.

“This is another strong result for us, with growth in production and lower costs across the board,” Chief Executive Officer Srinivasan Venkatakrishnan, said. “But it’s the continued improvement in safety that we’re most proud of, and where we intend to do better still.”

No fatalities were reported during the quarter for the third time in AngloGold Ashanti’s history and the first time since 2010. In all, 11 of AngloGold Ashanti’s operations reported no lost time injuries during the quarter, while eight have kept a clean record for the year. The all-injury frequency rate for the quarter improved 10% from a year earlier to the best-ever level of 6.79 per million hours worked. Records were set on all other key safety metrics.

Production for the three months to June 30 was ahead of guidance, while costs were at the lower end of the indicated range. Gold production for the quarter was 1.098Moz at a total cash cost of $836/oz, compared with 935,000oz at a total cash cost of $898/oz in the corresponding three-month period of

2013. In May, AngloGold Ashanti had provided guidance for the second quarter of 1.05Moz to 1.08Moz at a total cash cost of $850/oz to $870/oz.

AngloGold Ashanti, which plans to grow production this year for the first time in almost a decade, has made significant cuts to overhead costs and also realised significant savings in operating expenditure and capital expenditure, as it seeks to improve free cash flow and returns. At the same time, AngloGold Ashanti has posted a record safety performance. The company is investing in a targeted exploration programme and technologies to improve underground productivity on its South African mines, which account for roughly 28% of total production.

The company reported an adjusted headline loss of $4m. When adjusted for extraordinary items, such as redundancy costs at its Obuasi mine in Ghana ($27m) and closure costs of assets including the Yatela mine in Mali ($27m), the normalised adjusted headline earnings was $76m, or 19 cents a share.

The South Africa region posted production at 319,000oz, 4% higher year-on-year, at an all-in sustaining cost of $1,064/oz, which was 12% lower than a year earlier. The all-in-sustaining cost measurement includes total cash costs, plus corporate and exploration costs and capital expenditure required to sustain operations. AngloGold Ashanti’s international operations posted a 24% rise in gold production to 779,000oz at an all-in sustaining cost of $1,033/oz, which was 19% lower year-on-year.

The strong operating result helped drive a 140% improvement in cash inflow from operating activities to $336m for the quarter compared to the year-earlier period, despite a 9% decline in the gold price.
ENDS

Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited

Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health, and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013 which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 11, 2014
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance